UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _4_)*

                          REUTER MANUFACTURING COMPANY
--------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   761323-10-4
                            -------------------------
                                 (CUSIP Number)

                               Bradley A. Erickson
             730 East Lake Street, Wayzata, MN 55391 (612) 473-8367
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 1997
                     ---------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761323-10-4                                         Page 2 of 5 pages
--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Perkins Capital Management, Inc.
      41-1501962
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) (X)
                                                                        (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 ( )

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      730 East Lake Street, Wayzata, MN 55391-1769

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                    7         SOLE VOTING POWER
 NUMBER OF
                                 602,900
  SHARES         ---------------------------------------------------------------

BENEFICIALLY        8         SHARED VOTING POWER

 OWNED BY                        0

   EACH          ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER
 REPORTING
                                865,150
PERSON WITH      ---------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        865,150
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ( )


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT
      IN ROW (11)

      18.1%
-----------------------------------------------
14    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No. 761323-10-4                                         Page 3 of 5 pages

--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard W. Perkins
      ###-##-####
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) (X)
                                                                        (b) ( )
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 ( )

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      730 East Lake Street, Wayzata, MN 55391-1769

--------------------------------------------------------------------------------

                    7         SOLE VOTING POWER
 NUMBER OF
                                 246,200
  SHARES         ---------------------------------------------------------------

BENEFICIALLY        8         SHARED VOTING POWER

 OWNED BY                        0

   EACH          ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER
 REPORTING
                                246,200
PERSON WITH      ---------------------------------------------------------------

                   10        SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        246,200
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (X)


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT
      IN ROW (11)

      5.2%
-----------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP No. 761323-10-4                                         Page 4 of 5 pages


ITEM 1.  SECURITY AND ISSUER.
         -------------------

      (a)   Common Stock

      (b)   Reuter Manufacturing Company
            410 Eleventh Ave. S.
            Hopkins, MN  55343

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

      (a)   The names of the persons filing are:

            Perkins Capital Management, Inc.
            Richard W. Perkins

      (b) The filing persons' business address is 730 East Lake Street, Wayzata, MN 55391

      (c)   Perkins Capital Management, Inc. is an investment advisor.
            Richard W. Perkins is President of Perkins Capital Management, Inc., an investment advisor.

      (d)   The  named   persons  have  never  been   convicted  in  a  criminal
            proceeding.

      (e) No named person has been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree of final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   The named persons are citizens of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         The event requiring the filing of this statement is the acquisition of securities of the issuer with personal funds or investment funds.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Investment in securities of the issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Richard W. Perkins beneficially owns 246,200 shares of the Issuer's common stock, representing 5.2% shares of Common Stock outstanding including:

         20,000 held by various trusts of which Mr. Richard W. Perkins is the sole trustee.

         15,000 shares by the Perkins Foundation.

         209,200 shares by Perkins and Partners, Inc., a corporation owned solely by Mr. Richard W. Perkins

CUSIP No. 761323-10-4                                         Page 5 of 5 pages




         Mr. Richard W. Perkins has sole dispositive power and sole voting power over these 246,200 shares. Mr. Richard W. Perkins disclaims beneficial interest in the shares claimed by Perkins Capital Management, Inc. in this 13D filing.

         Perkins Capital Management, Inc. has sole dispositive power over 865,150 shares of the common stock outstanding of the issuer and sole voting power over 602,900 of such shares. Perkins Capital Management, Inc. disclaims beneficial interest in the shares claimed by Richard W. Perkins in this 13D filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------------------------------------------

          None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

         None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 6, 1997

                                  /s/ Bradley A. Erickson
                                 ----------------------------
                                  Bradley A. Erickson


This statement is being filed on behalf of each of the undersigned.



/s/ Richard W. Perkins                    /s/ Bradley A. Erickson
---------------------------               ----------------------------
Richard W. Perkins                        Perkins Capital Management, Inc.
                                          By Bradley A. Erickson, Vice President